UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
EXFO Inc. /
EXFO inc.
(Name of Issuer)

Subordinate Voting Shares, no par value
Multiple Voting Shares
(Title of Class of Securities)
302043 10 4
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 Rule 13d-1(b)     __
 Rule 13d-1(c)     __
 Rule 13d-1(d)    X
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde (personally and through Fiducie Germain Lamonde, G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., 9356-9010 Québec Inc. and 9356-9036 Québec Inc.)

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	31,643,000 Multiple Voting Shares 3,769,508 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	31,643,000 Multiple Voting Shares 3,769,508 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	31,643,000
	Subordinate Voting Shares	3,769,508

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
31,643,000	Multiple Voting Shares	100.0	57.6	93.2
3,769,508	Subordinate Voting Shares	16.2	6.9	1.1

12.	Type of Reporting Person	IN

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Fiducie Germain Lamonde

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	1,900,000 Multiple Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	1,900,000 Multiple Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	1,900,000
	Subordinate Voting Shares	Ø

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
1,900,000	Fiducie Germain Lamonde	6.0	3.5	5.6

12.	Type of Reporting Person	OO

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	G. Lamonde Investissements Financiers Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	24,743,000 Multiple Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	24,743,000 Multiple Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	24,743,000
	Subordinate Voting Shares	Ø

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
24,743,000	G. Lamonde Investissements Financiers Inc.	78.2	45.1	72.8

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	9356-9036 Québec Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	5,000,000 Multiple Voting Shares 3,000,000 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	5,000,000 Multiple Voting Shares 3,000,000 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	5,000,000
	Subordinate Voting Shares	3,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
5,000,000	9356-9036 Québec Inc.	15.8	9.1	14.7
3,000,000	9356-9036 Québec Inc.	12.9	5.5	0.9

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	9356-9010 Québec Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	400,000 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	400,000 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	Ø
	Subordinate Voting Shares	400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
400,000	9356-9010 Québec Inc.	1.7	0.7	0.1

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	9356-8988 Québec Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	316,247 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	316,247 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	Ø
	Subordinate Voting Shares	316,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
316,247	9356-8988 Québec Inc.	1.4	0.6	0.1

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4       13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	53,261 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	53,261 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	Ø
	Subordinate Voting Shares	53,261

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
53,261	Germain Lamonde	0.2	0.1	0.0

12.	Type of Reporting Person	IN

ITEM 1(a).	NAME OF ISSUER The name of the issuer is EXFO Inc./EXFO inc. ("EXFO").
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES EXFO's principal executive offices are located at 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.
ITEM 2(a).
NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i)      Germain Lamonde ("Mr. Lamonde");
(ii)     Fiducie Germain Lamonde ("FGL");
(iii)    G. Lamonde Investissements Financiers Inc. ("GLIF")
(iv)    9356-8988 Québec Inc.;
(v)     9356-9010 Québec Inc.; and
(vi)    9356-9036 Québec Inc.

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Germain Lamonde: 3044 Henri-Bernatchez, St-Augustin-de-Desmaures, Quebec, Canada, G3A 2Y1.

(vii) FGL, GILF, 9356-8988 Québec Inc., 9356-9010 Québec Inc. and 9356-9036 Québec Inc.: c/o EXFO Inc., 400 Godin Avenue,
          Quebec, Quebec G1M 2K2, Canada.

ITEM 2(c).
CITIZENSHIP:

Mr. Lamonde: a Canadian citizen.

FGL: a trust existing pursuant to Quebec law, Canada.

GLIF: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

9356-8988 Québec Inc.: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

9356-9010 Québec Inc.: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

9356-9036 Québec Inc.: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Multiple Voting Shares Subordinate Voting Shares, no par value
ITEM 2(e).	CUSIP NUMBER: 302043 10 4
ITEM 3.	Not applicable.
ITEM 4.
OWNERSHIP

As of December 31, 2017, Mr. Lamonde beneficially owned an aggregate of 31,643,000 Multiple Voting Shares and 3,769,508 Subordinate Voting Shares, which represent approximately 94.26% of the voting power in EXFO and 64.49% of the issued and outstanding shares of EXFO, being 31,643,000 Multiple Voting Shares and 23,272,426 Subordinate Voting Shares. As of December 31, 2017, Mr. Lamonde had the sole power to vote or direct the vote of 31,643,000 Multiple Voting Shares and 3,769,508 Subordinate Voting Shares and the sole power to dispose or to direct the disposition of 31,643,000 Multiple Voting Shares and 3,769,508 Subordinate Voting Shares. Of the 31,643,000 Multiple Voting Shares beneficially owned by Mr. Lamonde, 24,743,000 Multiple Voting Shares were held of record by GLIF, 5,000,000 Multiple Voting Shares were held of record by 9356-9036 Québec Inc. and 1,900,000 Multiple Voting Shares were held of record by FGL. Of the 3,769,508 Subordinate Voting Shares beneficially owned by Mr. Lamonde, 3,000,000 Subordinate Voting Shares were held of record by 9356-9036 Québec Inc., 400,000 Subordinate Voting Shares were held of record by 9356-9010 Québec Inc., 316,247 Subordinate Voting Shares were held of record by 9356-8988 Québec Inc. and 53,261 Subordinate Voting Shares were held of record by Mr. Lamonde. GLIF, 9356-8988 Québec Inc., 9356-9010 Québec Inc. and 9356-9036 Québec Inc. are controlled by Mr. Lamonde, and the FGL is a family trust for the benefit of Mr. Lamonde and members of his family.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
ITEM 10.	CERTIFICATION Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018
/s/ Germain Lamonde Germain Lamonde
FIDUCIE GERMAIN LAMONDE By /s/ Germain Lamonde Name: Germain Lamonde Title: Trustee	G. LAMONDE INVESTISSEMENTS FINANCIERS INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President
9356-8988 QUÉBEC INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President	9356-9010 QUÉBEC INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President
9356-9036 QUÉBEC INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President